March 28, 2008

Ravi Kant
Chief Executive Officer and Managing Director
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

      Re: Tata Motors Limited
             Form 20-F for Fiscal Year Ended March 31, 2007
             Filed September 27, 2007
             File No. 1-32294

Dear Mr. Kant:

We have limited our review of your above filings to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from the "International Business" section of your website that you have a distributor in Syria. We are aware of various news reports indicating that your trucks have been sold in Sudan and you have engaged in negotiations to export cars to Iran. The referenced countries are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include any information regarding contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, and services you have provided into the referenced countries, and any agreements,

commercial arrangements, or other contacts with the governments of those
countries or entities controlled by them.

2. Please discuss the materiality of any contacts described in response to the
foregoing comment, and whether they constitute a material investment risk for
your security holders. You should address materiality in quantitative terms,
including the approximate dollar amounts of any associated revenues, assets,
and liabilities for the last three years concerning each referenced country. Also,
address materiality in terms of qualitative factors that a reasonable investor
would deem important in making an investment decision, including the
potential impact of corporate activities upon a company's reputation and share
value.

We note, for example, that Arizona and Louisiana have adopted legislation
requiring their state retirement systems to prepare reports regarding state pension
fund assets invested in, and/or permitting divestment of state pension fund assets
from, companies that do business with countries identified as state sponsors of
terrorism. The Missouri Investment Trust has established an equity fund for the
investment of certain state-held monies that screens out stocks of companies that
do business with U.S.-designated state sponsors of terrorism. The Pennsylvania
legislature has adopted a resolution directing its Legislative Budget and Finance
Committee to report annually to the General Assembly regarding state funds
invested in companies that have ties to terrorist-sponsoring countries. States
including California, Connecticut, Maine, New Jersey, and Oregon have adopted,
and other states are considering, legislation prohibiting the investment of certain
state assets in, and/or requiring the divestment of certain state assets from,
companies that do business with Sudan. A number of states have adopted or are
considering legislation regarding the investment of certain state assets in, and/or
requiring the divestment of certain state assets from, companies that do business
with Iran. Your materiality analysis should address the potential impact of the
investor sentiment evidenced by such actions directed toward companies that have
operations associated with Iran, Sudan, and Syria.

Your qualitative materiality analysis also should address whether, and the extent
to which, the governments of the referenced countries, or persons or entities
controlled by those governments, receive cash or act as intermediaries in
connection with your contacts.

3. We are aware of a January 2008 news report indicating that Tata Steel Limited
has signed a memorandum of understanding to build a steel plant in Iran. You
disclose in your Form 20-F that Tata Steel is a major shareholder, and has the
right to appoint one director to your Board. Please advise us whether, to the best
of your knowledge, understanding and belief, the referenced news report is
correct and, if so, discuss the materiality to you of Tata Steel's Iran-related

operations. Your response should address the potential impact of Tata Steel's Iran-related operations upon your reputation and share value, and whether those operations constitute a material investment risk for your security holders.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

Ravi Kant
Tata Motors Limited
March 28, 2008
Page 4

cc: Max Webb
        Assistant Director
        Division of Corporation Finance

        C. Ramakrishnan
        Chief Financial Officer
        Tata Motors Limited
        Fax No: 011-91-22-6665-7260